Mail Stop 6010

May 4, 2007

<u>Via Facsimile and U.S. Mail (781-663-5977)</u>

Mr. Jeffrey D. Capello
Senior Vice President and Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 8-K dated January 25, 2007**
> **File No. 1-05075**

Dear Mr. Capello:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements, page 51

Note 22: Industry Segment and Geographic Area Information, page 91

1.   Please refer to prior comments 4 and 5 from our April 11, 2007 letter and your responses
        thereto in your letter dated April 25, 2007. Since you disclose that you only have two
        segments, it appears that the amounts included in 'Other' represent reconciling items in
        determining the amount of each segments operating profit. If true, in future filings you
        should include explanations of the measurement of your segment profit and segment
        assets required by paragraphs 31(b) and (c) of SFAS 131 and consistent with paragraph
        32 of SFAS 131, you should separately identify and describe all significant reconciling
        items. Otherwise, please tell us why you believe the current disclosure complies with
        these disclosure requirements.

Forms 8-K dated January 25, 2007 and April 26, 2007

2.   Please refer to prior comment 7. You should include all of the disclosures required by
        Item 10(e)(1)(i) of Regulation S-K for each separate non-GAAP measure. Accordingly,
        in addition to the reconciliation for each non-GAAP measure, you must also provide
        statements disclosing the reasons why management believes presentation of each of the
        individual non-GAAP measures provides useful information to investors regarding your
        results of operations and, to the extent material, a statement disclosing the additional
        purposes, if any, for which you use each of the non-GAAP financial measures. In the
        discussion of why the measure is useful to investors, you must discuss why investors
        would find it valuable in the context in which it is presented, given the excluded items.
        The required statements of the purposes for which management uses the non-GAAP
        financial measure and the utility of the information to investors should not be boilerplate.
        The statements should be clear and understandable. The statements should be specific to
        the non-GAAP financial measure used, the company, the nature of your business and
        industry, and the manner in which management assesses the non-GAAP financial
        measure and applies it to management decisions. Refer to SEC Release 33-8176 and also
        Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June
        13, 2003. Please confirm that you will revise your Forms 8-K in future periods to
        provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure
        presented.

3.   In this regard, please tell us why you believe that gains on dispositions, gains on
        investments and the resolution of prior year tax contingencies are an integral part of your
        ongoing core business operations. Discuss why including these gains while excluding
        the expenses noted in your disclosure presents a balanced picture of the non-GAAP
        measure you are presenting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant